OMB APPROVAL
OMB Number:	3235-0058
Estimated average burden
hours per response	2.50
SEC FILE NUMBER
001-39706
CUSIP NUMBER
G71716123

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Population Health Investment Co., Inc.

Full Name of Registrant

N/A

Former Name if Applicable

One World Financial Center

Address of Principal Executive Office (Street and Number)

New York, NY, 10281

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Population Health Investment Co., Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) without unreasonable effort and expense.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2021, the Audit Committee of the Board of Directors of the Company, after considering the recommendations of management, concluded that the Company’s previously issued audited financial statements as of and for the year ended December 31, 2020 should not be relied upon due to required corrections related to the accounting for the Company’s warrants. In the past, the Company has accounted for warrants as equity. However, after consideration of an April 12, 2021 statement by the Securities and Exchange Commission, the Company concluded that it has issued warrants that do not meet the conditions to be classified in equity and instead require liability classification.

The Company currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher Visioli	(212)	993-3113
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

POPULATION HEALTH INVESTMENT CO., INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Christopher Visioli
			Name:	Christopher Visioli
			Title:	Chief Financial Officer